December 21, 2012

VIA EDGAR

Ms. Christina DiAngelo
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. DiAngelo:

On August 24, 2012, you provided oral comments on behalf of the SEC staff regarding the examinations of the public filings of the American Beacon Funds and American Beacon Select Funds (each, a “Registrant”), with respect to the series of each Registrant (the “Funds”) for the fiscal year reporting periods ended August 31, 2011, October 31, 2011 and December 31, 2011 (“American Beacon Filings”).  On September 28, 2012, the responses to your comments were filed on EDGAR (“SEC Response Letter”).

On October 19, 2012 you provided comments on the SEC Response Letter.  Your additional comments and the Registrants’ responses are set forth below.

Each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	In Response 10 in the SEC Response Letter, the Registrant referred to Attachment A, which was not included in the EDGAR submission. Please include Attachment A in your response to these comments.

The Registrant has included Attachment A with the Registrant’s response letter, as filed on EDGAR.

Securities and Exchange Commission
December 21, 2012

2.
In Response 11 in the SEC Response Letter, the Registrant noted that the expenses of business development companies have not been taken into account for purposes of calculating the Acquired Fund Fees and Expenses (“AFFEs”).  For the American Beacon Small Cap Value Fund and the American Beacon Zebra Large Cap Equity Fund, please provide the range between (a) the AFFEs listed in the expense table of the Fund’s prospectus, and (b) the AFFEs for the Fund if the expenses of the business development companies had been taken into account.  Please also state whether the Registrant concluded that the difference for each Fund was immaterial.

If the expenses of business development companies had been taken into account for purposes of calculating AFFEs, the AFFEs for American Beacon Small Cap Value Fund would increase by eight basis points, and the AFFEs for American Beacon Zebra Large Cap Equity Fund would increase by four basis points.  The Registrant conducted a materiality review for both American Beacon Small Cap Value Fund and American Beacon Zebra Large Cap Equity Fund and concluded that the difference for each Fund was immaterial.

3.
With respect to Response 20 in the SEC Response Letter, please confirm with the Fund’s independent registered public accounting firm that the treatment of securities lending in the Fund’s Statement of Operations complies with Regulation S-X, Rule 6-07(2)(a).

The Registrant has consulted with the Fund’s independent registered public accounting firm regarding the treatment of Manager’s fee received for securities lending services in the Fund’s Statement of Operations under Rule 6-07(2)(a) of Regulation S-X.  The Fund’s independent registered public accounting firm noted that the securities lending fee paid to the Manager was immaterial for purposes of Rule 6-07(2)(a).  Based on subsequent conversations with you, you requested that the securities lending fee paid to the Manager be included in the Fund’s Investment Adviser Expenses, with a corresponding increase in Securities Lending Income in the Statement of Operations.  The Registrant has agreed to do so.

4.
With respect to Response 24 in the SEC Response Letter, please provide whether the difference between (a) the expense limitation plus the amount of any AFFEs and (b) the expense limit, were material for any of the Funds.

The Registrant conducted a materiality review for each Fund that had an expense limitation agreement in place and also had AFFEs.  The Registrant concluded that the difference between (a) the expense limitation plus the amount of any AFFEs and (b) the expense limit, was immaterial for each of the applicable Funds.

5.	With respect to Response 6 in the SEC Response Letter, the SEC staff noted that Instruction 3(a) to Item 4 in Form N-1A states that when a multiple class fund

Securities and Exchange Commission
December 21, 2012

presents information for more than one class, the fund can select which class to include for purposes of the annual total returns in the bar chart, based upon certain selection criteria. For purposes of the annual report to shareholders [for each Fund], please follow the guidance provided in Instruction 3(a) when selecting which class to use in the line graph that shows a comparison of the change in the value of a $10,000 investment.

Based on subsequent conversations with you, we discussed that the Registrant has followed the guidance provided in Instruction 3(a) of the Form N-1A.  You subsequently requested that the Registrant use the same class for the line graph that is used as the benchmark in its statutory prospectus.  The Registrant agrees to do so in subsequent filings.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Melinda Heika
Rosemary Behan
John Okray
American Beacon Advisors, Inc.

SEC Comments - Sarbanes-Oxley Review
Response - Question #10	ATTACHMENT A

Fund/Class	Explanation
Small Cap Value Fund - A Class
The expense ratios reflected in the Expense Example and Financial Highlights were confirmed to be correct.  During the year, assets grew from $18,000  to $1,822,000.  The majority of the asset growth occurred late in the first half and continued through the second half of the year. The extreme asset growth causes the simple average approach to not work in this case.

Small Cap Value Fund - C Class
The expense ratios reflected in the Expense Example and Financial Highlights were confirmed to be correct.  During the year, assets grew from $6,000  to $1,106,000.  The majority of the asset growth occurred late in the first half and continued through the second half of the year. The extreme asset growth causes the simple average approach to not work in this case.

Balanced Fund - Y Class
The expense ratio in Financial Highlights was correct.  The expense ratio in the Expense Example of .92% was incorrect.  It should have been .71%.  The calculated expense ratio would be .70%, which agrees to the expense ratio of .70% reflected in Financial Highlights.

Large Cap Growth Fund - Y Class
The expense ratio reflected in the Expense Example and Financial Highlights were confirmed to be correct.  During the year, assets dropped from $26,000 to $6,000.  Additionally, there was only $250 in net expenses charged to the Fund.  The simple average approach does not work in this case due to the change in assets.

Mid-Cap Value Fund - Y Class
The expense ratio in Financial Highlights was correct.  The expense ratio in the Expense Example of .22% was incorrect.  It should have been 1.07%.  The calculated expense ratio would be 1.04%, which is reasonable when compared to the expense ratio of 1.06% reflected in Financial Highlights.

Mid-Cap Value Fund - Investor Class
The expense ratio in Financial Highlights was correct.  The expense ratio in the Expense Example of .22% was incorrect.  It should have been 1.24%.  The calculated expense ratio would be 1.23%, which agrees to the expense ratio of 1.23% reflected in Financial Highlights.

Emerging Markets Fund - A Class
The expense ratios in the Expense Example and Financial Highlights were confirmed to be correct.  Assets grew from $59,000 to $433,000 in the 2nd half of the year.  The simple average does not work due to the change in assets.

High Yield Bond - Y Class
The expense ratio in Financial Highlights was correct.  The expense ratio in the Expense Example of 1.17% was incorrect.  It should have been 1.79%.  The calculated average would then be 1.32% .  Additionally, there was asset growth in the 2nd half of the year from $1,000 at March 31, 2011 to $11,000 at October 31, 2011.  The growth in assets causes the simple average method not to work in this case.

Retirement Income & Appreciation Fund - Y Class
The expense ratio in Financial Highlights was correct.  The expense ratio in the Expense Example of 1.10% was incorrect.  It should have been .85%.  The calculated expense ratio would be .84%, which agrees to the expense ratio of .84% reflected in Financial Highlights.

Intermediate Bond Fund - Y Class
The expense ratio in Financial Highlights was correct.  The expense ratio in the Expense Example of .79% was incorrect.  It should have been .64%.  The calculated response ratio would be .65%, which agrees to the expense ratio of .65% reflected in Financial Highlights.

Short-Term Bond Fund - Y Class
The expense ratio in Financial Highlights was correct.  The expense ratio in the Expense Example of .79% was incorrect.  It should have been .58%.  The calculated expense ratio would be .62%.  Also, it should be noted that the 0.65% per the annual report reflected on the email received from the SEC was incorrect at .65%.  The expense ratio per the annual report was .60%.  Thus, the comparison of ratios would be calculated of .62% to the annual report of .60%, which is reasonable.

The Registrants, on behalf of their respective Funds, will ensure that the expense ratio reflected in the Expense Example is properly stated for each class.